Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

NEWS RELEASE

FOR IMMEDIATE RELEASE March 15, 2005

Media contact:
Peter Thonis
212-395-0500
Peter.Thonis@Verizon.com

Verizon-MCI Transaction Creates New Competitor in

Large-Business, Government Markets, Seidenberg Says

Companies Offer Complementary – Not Competing – Services to

Enterprise Customers

WASHINGTON – Verizon’s acquisition of MCI is “the next logical step” in a changing telecommunications industry and will enable the combined company to compete for large-business, government and critical national security customers, Ivan Seidenberg, the chairman and CEO of Verizon, told the Senate Judiciary Committee today.

“This transaction is about the future,” Seidenberg said. “Verizon and MCI will be a national, full-service company with the financial strength and technology resources to deliver the broadband, multi-media world of tomorrow to customers and create economic growth for America today.”

Seidenberg also noted that the proposed merger between Verizon and MCI does not eliminate a competitor as it would if Verizon had a national or global network business, for example. Indeed, Seidenberg noted, the combination of Verizon with MCI assures that a strong competitor remains in the marketplace.

Seidenberg pointed out that, with Verizon as a partner, MCI can continue to be a strong competitor to AT&T, which today is the largest provider of services to the largest business and government customers. Verizon plans to invest some $3 billion in MCI’s Internet backbone, network and other systems.

In testimony before the Senate Judiciary Committee, Seidenberg said the MCI transaction combines companies with complementary assets.

“Enterprise customers will benefit because we will create a strong, stable and secure strategic partner for national and global businesses as they prepare for the broadband future,” he said.

“National security will benefit because we will continue to invest in and strengthen the national and international communications systems, including those used by the departments of Defense and Homeland Security.”

Seidenberg assured lawmakers that Verizon’s MCI acquisition “does not alter the dynamics that are reshaping the consumer market” and won’t have any impact on the current universal service program or its funding.

“Competition from wireless, cable telephony, e-mail, instant messaging and VoIP will continue to drive pricing, with or without this transaction,” he said. “The consumer marketplace will continue to become less concentrated over time – with or without this transaction – as new platforms vie for the broadband household.”

Seidenberg said the combination of Verizon’s local assets and presence among local and regional customers with MCI’s IP networks and products and its base of national and global customers will benefit a broad range of consumers.

“Consumers will benefit because MCI’s IP network and products, combined with our deployment of fiber directly to homes and businesses, will be the most advanced platform in the country,” he told lawmakers.

The Verizon-MCI agreement was announced February 14. An application for its approval was filed with the Federal Communications Commission last Friday. Filings have already been made in 26 states.

With more than $71 billion in annual revenues, Verizon Communications Inc. (NYSE:VZ) is one of the world’s leading providers of communications services. Verizon has a diverse work force of more than 210,000 in four business units: Domestic Telecom serves customers based in 29 states with wireline telecommunications services, including broadband and other services. Verizon Wireless owns and operates the nation’s most reliable wireless network, serving 43.8 million voice and data customers across the United States. Information Services operates directory publishing businesses and provides electronic commerce services. International includes wireline and wireless operations and investments, primarily in the Americas and Europe. For more information, visit www.verizon.com.

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Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor and www.mci.com/about/investor_relations/sec/.